UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

August 17, 2011

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

press release

Paris, August 17, 2011

Transactions carried out as part of a share buyback program and outside of a liquidity contract

France Telecom announces having purchased treasury shares within the framework of its 2011 share buy back program. These shares have been acquired to honour obligations related to the Group employee compensation policy for the free shares award plan in relation to its industrial project, "conquests 2015".

Name of the issuer: France Télécom

Cash purchases of shares from August 9 to August 16, 2011:

Trading date	Type of transaction	Number of shares	Purchase price : Weighted average price (€)	Amount [€]
August 09, 2011	Purchase	1,624,663	12.8214	20,830,454
August 10, 2011	Purchase	375,337	12.9010	4,842,223
August 11, 2011	Purchase	3,000,000	12.5027	37,508,100
August 12, 2011	Purchase	781,550	12.7965	10,001,105
August 16, 2011	Purchase	218,450	12.9615	2,831,440
Total	Purchase	6,000,000	12.6689	76,013,321

About Orange

France Telecom-Orange is one of the world’s leading telecommunications operators with 170,000 employees worldwide, including 102,000 employees in France, and sales of 22.6 billion euros in the first semester 2011. Present in 35 countries, the Group had a customer base of 217.3 million customers at 30 June 2011, including 143 million customers under the Orange brand, the Group's single brand for internet, television and mobile services in the majority of countries where the company operates. At 30 June 2011, the Group had 158.3 million mobile customers and 14 million broadband internet (ADSL, fibre) customers worldwide. Orange is one of the main European operators for mobile and broadband internet services and, under the brand Orange Business Services, is one of the world leaders in providing telecommunication services to multinational companies.

With its industrial project, "conquests 2015", Orange is simultaneously addressing its employees, customers and shareholders, as well as the society in which the company operates, through a concrete set of action plans. These commitments are expressed through a new vision of human resources for employees; through the deployment of a network infrastructure upon which the Group will build its future growth; through the Group's ambition to offer a superior customer experience thanks in particular to improved quality of service; and through the acceleration of international development

France Telecom (NYSE:FTE) is listed on Euronext Paris (compartment A) and on the New York Stock Exchange.

For more information (on the internet and on your mobile): www.orange.com, www.orange-business.com, www.orange-innovation.tv

Orange and any other Orange product or service names included in this material are trade marks of Orange Brand Services Limited, Orange France or France Telecom.

Press contacts: +33 (1) 44 44 93 93

Olivier Emberger, olivier.emberger@orange-ftgroup.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: August 17, 2011	By:	/S/ Claire Roblet
	Name:	Claire Roblet
	Title:	Acting Head of Investor Relations